Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com
October 29, 2010
VIA EDGAR TRANSMISSION
Mr. Justin T. Dobbie
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Travelport Limited
Registration Statement on Form S-4
Filed on October 4, 2010
File No. 333-169741& -01 to -26
Dear Mr. Dobbie:
     On behalf of Travelport Limited (the “Company”), submitted herewith for filing is Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-169741 and -01 to -26) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 4, 2010. The Company is filing this Amendment No. 1 in response to comments contained in the letter dated October 19, 2010 (the “Letter”) from Mr. Dobbie of the staff (the “Staff”) of the Commission to Eric J. Bock, the Company’s Executive Vice President, Chief Administrative Officer and General Counsel.
     Set forth below are the Company’s responses to the comments raised in the Letter. For the convenience of the Staff, the comments in the Letter is reprinted in bold and italics and is followed by the corresponding response of the Company.

Mr. Justin T. Dobbie
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
October 29, 2010

Exhibit 5.1
     1. Refer to the second full paragraph on page 3. Counsel may not assume the corporate authority of and due authorization by the Parent Guarantor, Intermediate Guarantors, or the Group II Subsidiaries. Please have counsel either revise its opinion to cover the jurisdiction of organization or incorporation of the subsidiary guarantors or file separate opinions.
     In response to the Staff’s comment, the Company has revised the exhibit index to the Registration Statement and has filed as Exhibits 5.2 through 5.5 separate opinions addressing the corporate authority of, and due authorization by, each of the Parent Guarantor, Intermediate Guarantors and the Group II Subsidiaries. The Company has also filed a revised Exhibit 5.1 opinion, which had been previously filed with the Commission as an exhibit to the Registration Statement.
*     *     *
     The Company acknowledges that: (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-3416.

Yours very truly,

/s/ Andrea Nicolàs

cc:	Eric J. Bock
J. Nolan McWilliams